

Mail Stop 4561

September 6, 2017

Marshall Chesrown
Chief Executive Officer
RumbleOn, Inc.
4521 Sharon Road
Suite 370
Charlotte, North Carolina 28211

> **Re:** **RumbleOn, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2017**
> **File No. 333-220308**

Dear Mr. Chesrown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. You disclose that you have applied to have the Class B Common Stock listed on the NASDAQ Capital Market under the symbol "RMBL." You further state that no assurance can be given that your application will be approved. Please tell us in your response letter the status of the listing application. Clarify your disclosure to state whether the listing of the common stock on the NASDAQ Capital Market is a condition to this offering.

2. Please disclose on the cover page of the prospectus the underwriter's warrants to be issued as compensation. See Item 508(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Christina C. Russo, Esq.
        Akerman LLP